Exhibit 99(a)

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

(millions of dollars)

Twelve Months Ended September 30, 2011
Interest income	$596
Interest expense and related charges	(341)

Income before income taxes and equity in earnings of unconsolidated subsidiary	255
Income tax expense	(89)
Equity in earnings of unconsolidated subsidiary (net of tax)	272

Net income	$438